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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ______________________________________________________________________May 2004

INTERNATIONAL BARRIER TECHNOLOGY INC.

(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia  V6C 2T7

Executive Offices

1.  Form 51-901F Part A and B, Quarterly and Annual Report for

      Third Quarter Ended 3/30/2004, dated 5/20/2004

2.  Press Release: 5/26/2004; 6/2/2004, 6/3/2004, 6/8/2004

3.  Pyrotite Agreement, dated 3/31/2004

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

SEC 1815 (11-2002)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

British Columbia	QUARTERLY AND YEAR END REPORT
Securities Commission	BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC   V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X	Schedule A

X	Schedule B
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
International Barrier Technology Inc.	March 31, 2004	04/05/20

ISSUER’S ADDRESS	c/o 750 West Pender Street, Suite 604

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.

Vancouver	BC	V6C 2T7	604-689-9773	1-800-638-4570
CONTACT PERSON	CONTACT’S POSITION	CONTACT TELEPHONE NO.

Michael Huddy	Director	1-800-638-4570
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS

info@intlbarrier.com	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

“Victor Yates”	VICTOR YATES	04/05/20
DATE SIGNED
DIRECTOR’S SIGNATURE	PRINT FULL NAME	YY/MM/DD

“David J. Corcoran”	DAVID J. CORCORAN	04/05/20
DATE SIGNED
DIRECTOR’S SIGNATURE	PRINT FULL NAME	YY/MM/DD

1

(Electronic signatures should be entered in “quotations”)

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004

(Unaudited)

2

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED BALANCE SHEET

March 31, 2004 and June 30, 2003

(Stated in Canadian Dollars)

(Unaudited)

	(Unaudited)	(Audited)
	March 31,	June 30
ASSETS	2004	2003
Current
Cash and cash equivalents	$ 587,456	$ 98,952
Accounts receivable	396,890	132,133
Inventory	148,538	75,816
Prepaid expenses and deposits	13,948	13,110

	1,146,832	320,011
Capital assets	886,881	912,392
Deferred stock compensation charge – Note 2	49,500	-
License and technology rights– Note 4	73,391	73,391

	$ 2,156,604	$ 1,305,794

LIABILITIES
Current
Bank indebtedness	$ 131,822	$ 101,899
Accounts payable and accrued liabilities – Note 3	398,771	355,778
Due to related parties – Note 3	47,284	18,225
Current portion of long-term debts	24,802	25,052
Current portion of obligation under capital leases	65,081	64,360

	667,840	565,314
Long-term debts	66,736	78,793
Obligation under capital leases	803,697	869,654

	1,538,273	1,513,761

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital – Note 2	12,714,805	11,649,276
Contributed surplus – Note 2	138,178	-
Deficit	(12,234,652)	(11,857,243)

	618,331	(207,967)

	$ 2,156,604	$ 1,305,794

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED STATEMENT OF LOSS

for the three and nine-months ended March 31, 2004 and 2003

(Stated in Canadian Dollars)

(Unaudited)

	Three-months ended March 31,		Nine-months ended March 31,
	2004	2003	2004	2003

Sales	$ 1,327,664	$ 462,461	$ 2,454,018	$ 1,634,135
Cost of goods sold	1,131,875	380,426	2,107,412	1,291,531

Gross profit	195,789	82,035	346,606	342,604

Operating Expenses
Research and development (recovery)	(6,764)	2,402	34,653	19,337
License fee expense (recovery)	18,241	(10,516)	33,338	(8,952)

	11,477	(8,114)	67,992	10,385

General and Administrative Expenses
Accounting and audit fees	7,542	1,322	23,842	22,857
Advertising	-	-	8,272	-
Filing fees and listing fees	23,756	9,842	36,018	15,612
Insurance	10,873	9,684	20,094	19,762
Interest and bank charges – Note 3	1,027	11,048	19,782	30,477
Interest on long-term debt	18,163	14,472	34,635	45,480
Investor relations	74,298	-	116,582	-
Legal fees	26,591	1,500	51,279	6,086
Office and miscellaneous	19,960	18,596	50,354	42,197
Telephone	3,056	1,943	7,918	6,511
Travel, promotion, trade shows	10,543	3,880	32,006	20,356
Wages and management fees – Note 3	47,278	42,468	142,771	141,474

	243,087	114,755	543,555	350,812

Loss from operations before other items:	(58,775)	(24,606)	(264,941)	(18,593)
Other items:
Foreign exchange recovery (expense)	(11,046)	140,591	28,149	73,555
Amortization	(17,695)	(17,855)	(53,089)	(82,381)
Stock-based compensation – Note 2	(31,585)	-	(88,678)	-
Interest income	-	-	1,150	-

Net income (loss) for the period	$ (119,101)	$ 98,130	$ (377,409)	$ (27,419)

Basic and diluted earnings (loss) per share	$ (0.01)	$ 0.01	$ (0.01)	$ (0.00)

Weighted average number of shares outstanding	20,359,646	13,138,355	19,662,298	13,138,355

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED STATEMENT OF DEFICIT

for the nine-months ended March 31, 2004 and 2003

(Stated in Canadian Dollars)

(Unaudited)

	2004	2003

Deficit, beginning of period	$ (11,857,243)	$ (11,904,018)

Net loss for the period	(377,409)	(7,419)

Deficit, end of period	$ (12,234,652)	$ (11,931,437)

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

for the three and nine-months ended March 31, 2004 and 2003

(Stated in Canadian Dollars)

(Unaudited)

	Three-months ended March 31,		Nine-months ended March 31,
	2004	2003	2004	2003

Operating Activities
Net income (loss) for the period	$ (119,101)	$ 98,130	$ (377,409)	$ (27,419)
Items not involving cash:
Amortization	17,695	17,855	53,089	82,381
Foreign exchange loss (recovery)	11,781	(91,801)	(26,695)	(38,609)
Stock-based compensation	31,585	-	88,678	-

	(58,040)	24,184	(262,337)	16,353
Changes in non-cash working capital items related to operations:
Accounts receivable	(342,429)	117,688	(264,757)	74,617
Prepaid expenses and deposits	2,244	(70,270)	(383)	(72,505)
Inventory	16,525	(26,781)	(72,722)	(9,589)
Accounts payable and accrued expenses	99,540	(121,011)	42,993	(110,756)
Due to related parties	9,934	13,556	29,059	46,669

Cash used in operating activities	(272,226)	(62,634)	(528,602)	(55,211)

Investing Activity
Purchase of capital assets	(19,117)	-	(27,578)	(20,713)

Cash used in investing activity	(19,117)	-	(27,578)	(20,713)

Financing Activities
Increase (decrease) in bank indebtedness	34,098	(22,490)	29,923	55,273
Decrease in unearned income	-	(1,474)	-	(3,409)
Decrease in long-term debt	(3,357)	(11,337)	(9,663)	(27,193)
Decrease in obligation under capital lease	(13,389)	(12,407)	(41,105)	(42,294)
Shares subscribed	-	150,000	-	150,000
Common shares issued for cash net of share issue costs	768,000	-	1,065,529	-

Cash provided by financing activities	785,352	102,292	1,044,684	132,377

Net increase in cash during the period	494,009	39,658	488,504	56,453

Cash and cash equivalents, at beginning of the period	93,447	16,795	98,952	-

Cash and cash equivalents, at end of the period	$ 587,456	$ 56,453	$ 587,456	$ 56,453

6

INTERNATIONAL BARRIER TECHNOLOGY INC.

Continued

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

for the three and nine-months ended March 31, 2004 and 2003

(Stated in Canadian Dollars)

(Unaudited)

	Three-months ended March 31,		Nine-months ended March 31,
	2004	2003	2004	2003

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ 19,190	$ 25,520	$ 54,417	$ 75,957

Income taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004

(Stated in Canadian Dollars)

(Unaudited)

Note 1

Interim Reporting

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and follow the same accounting policies and methods of their application as the Company’s most recent annual financial statements.  These interim financial statements do not include all of the disclosure included in the annual financial statements, and accordingly, they should be read in conjunction with the annual financial statements for the year ended June 30, 2003.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

Note 2

Share Capital

Authorized:

100,000,000 common shares without par value

Issued:	Number	$
Balance, June 30, 2003	18,638,355	11,649,276
For cash
Pursuant to private placements – at $0.30	1,000,000	300,000
– at $0.64	1,200,000	768,000
Pursuant to exercise of stock options – at $0.10	21,500	2,150
Finder’s fee	100,000	-
Less: share issue costs	-	(4,621)

Balance, March 31, 2004	20,959,855	12,714,805

Escrow:

At March 31, 2004, 173,452 shares are held in escrow by the Company’s transfer agent.  The release of these shares is subject to the direction or determination of the relevant regulatory bodies.

Commitments:

Stock-based Compensation Plan

At March 31, 2004, the Company has granted directors, officers and consultants the option to purchase 1,528,500 common shares of the Company.

8

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004

(Stated in Canadian Dollars)

(Unaudited)

Note 2

Share Capital – (cont’d)

Commitments: – (cont’d)

Stock-based Compensation Plan – (cont’d)

A summary of the status of company’s stock option plan for the nine months ended March 31, 2004 is presented below:

		Weighted
		Average
	Number	Exercise
	of Shares	Price
Outstanding, beginning of the period	1,110,000	$0.10
Granted	440,000	$0.41
Exercised	(21,500)	$0.10

Outstanding, end of the period	1,528,500	$0.18

Exercisable, end of the period	1,288,500	$0.15

The following summarizes information about the stock options outstanding at March 31, 2004:

	Exercise	Expiry
Number	Price	Date
320,000	$0.26	July 10, 2005
120,000	$0.80	January 13, 2006
510,000	$0.10	June 5, 2007
578,500	$0.10	March 5, 2008

1,528,500

The compensation charge associated with the consultant’s options in the amount of $138,178 has been recorded in the financial statements.  The options to consultants vest at 25% every three months.  As at March 31, 2004, $49,500 related to amount net yet vested has been deferred.  The fair value of the stock compensation of $32,340 associated with directors’ options has not been recognized in the financial statements, but disclosed in the pro forma amounts below.  The fair value of these compensation charges have been determined using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield

0.0%

Expected volatility

139%

Risk-free interest rate

2.13%

Expected term in years

2

9

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004

(Stated in Canadian Dollars)

(Unaudited)

Note 2

Share Capital – (cont’d)

Commitments: – (cont’d)

Stock-based Compensation Plan – (cont’d)

The Company’s pro forma net loss and loss per share is as follows:

Nine months ended
March 31, 2004
Net loss	As reported	$ (377,409)
	Pro forma	$ (409,749)
Basic and diluted loss per share	As reported	$ (0.01)
	Pro forma	$ (0.02)

Note 3

Related Party Transactions

The Company was charged the following by directors of the Company or private companies with common directors during the three and nine months ended March 31, 2004 and 2003:

	Three months ended		Nine months ended
	March 31,		March 31,
	2004	2003	2003	2002
Interest and bank charges	$ 934	$ 675	$ 2,059	$ 9,113
Wages and management fees	38,178	39,013	137,311	93,006

	$ 39,112	$ 39,688	$ 139,370	$ 102,119

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities at March 31, 2004 is $8,989 (June 30, 2003:  $3,166) owing to directors of the Company.

The amount due to a related party at March 31, 2004 of $47,284 (June 30, 2003:  $18,225) consists of amounts due to a private company with a common director.  These amounts are unsecured, have no specific terms of repayment and bear interest at 10% per annum.

10

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004

(Stated in Canadian Dollars)

(Unaudited)

Note 4

License and Technology Rights

Pursuant to a revised License Agreement dated January 1, 1996 with Pyrotite Corporation (“Licensor”), the Company was granted the rights to use certain Licensor patents, trademarks and know-how to manufacture and sell certain Pyrotite products and substances in the territory of the USA.  This agreement expires January 1, 2015.

During the year ended June 30, 2003, the Company paid $73,390 (US$50,000) as a non-refundable deposit with respect to the proposed acquisition of all of the Licensor’s right, title and interest worldwide in and to the Fire Retardant Technology and Trademark for a total purchase price of US$1,000,000.

On March 31, 2004, the Company formalized the agreement to exclude certain specific applications that are not part of the Company’s current business or intended business plan for which the licensor will pay the Company a royalty.  The balance due on the purchase price (US$950,000) will be due by June 15, 2004.

Note 5

Subsequent Events

Subsequent to March 31, 2004:

a)

the Company had negotiated a private placement in the amount of 750,000 units at $1.05 per unit for proceeds of $787,500.  Each unit consists of one common share of the Company and one non-transferable common share purchase warrant entitling the holders thereof the right to purchase one common share for each warrant held at $0.31 per share for a period of two years.

b)

the Company granted 50,000 share purchase options to an employee of the Company entitling the holders thereof the right to purchase one common share for each option held at $1.05 per share until April 29, 2006.

c)

the Company issued 20,000 common shares at $0.26 per share pursuant to the exercise of share purchase options.

Note 6

Canadian and United States of America Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which do not differ with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States of America.

11

INTERNATIONAL BARRIER TECHNOLOGY INC.

QUARTERLY REPORT

for the nine-month period ended March 31, 2004

Schedule A:

Financial Statements

–

See consolidated financial statements attached

Schedule B:

1.

Analysis of expenses and deferred costs:

General and administrative expenses

–

See consolidated financial statements attached

Cost of Sales
Materials	$ 1,761,567
Plant wages	244,273
Plant overhead	101,672

$ 2,107,412

2.

Related party transactions:

a)

See Note 3 to the consolidated financial statements attached

3.

Summary of securities issued and options granted during the period:

a)

Common shares issued during the period

Date		Type		Cash	Commissions
of Issue	Number	of Issue	Price	Proceeds	Paid
August 12, 2003	1,000,000	Private placement	$0.30	$ 300,000	$ -
August 12, 2003	100,000	Finders fee	-	$ -	$ -
October 20, 2003	21,500	Exercise of stock options	$0.10	$ 2,150	$ -
February 2, 2004	1,200,000	Private placement	$0.64	$ 768,000	$ -

b)

Options granted during the period:

			Exercise
Date of Option	Number	Optionee	Price	Expiry Date
July 10, 2003	100,000	Michael Huddy	$0.26	July 10, 2005
July 10, 2003	220,000	Consultants	$0.26	July 10, 2005
January 13, 2004	120,000	Consultants	$0.80	January 19, 2006

1

International Barrier Technology Inc.

Quarterly Report – Page #

for the nine-month period ended March 31, 2004

4.

Summary of securities as at the end of the period:

a)

Description of authorized share capital

–

See Note 2 to the consolidated financial statements

b)

Number and recorded value for shares issued and outstanding

–

See Note 2 to the consolidated financial statements

c)

Description of options, warrants and convertible securities outstanding

–

See Note 2 to the consolidated financial statements

d)

Number of shares subject to escrow or pooling agreements:  173,452

5.

List of directors and officers as at the date of this report:

David Corcoran, Director

Victor Yates, Director

Michael Huddy, President and Director

Linsay B. Nauen, Secretary

Schedule C:

Management Discussion and Analysis

–

See attached

INTERNATIONAL BARRIER TECHNOLOGY INC.

QUARTERLY REPORT

for the nine-month period ended March 31, 2004

Schedule C:

Management Discussion

Report to Shareholders

Dear Shareholder:

During the third quarter of fiscal 2004, International Barrier Technology Inc. (“Barrier”) recognized revenue of CDN$1,327,664, up 187% from the same period last year. For the first nine months of fiscal 2004, Barrier recognized revenue of $2,454,018, already exceeding the annual revenue record of $2,254,562 achieved in fiscal 2003. Year-to-date revenue was $2,454,018, up 50.2% from last year.

Barrier reported a net loss for the fiscal third quarter of $119,101, compared to a net profit of $98,130 in the prior year. The year-to-date net loss of $377,409 compares to the prior year’s net loss of $27,419. A combination of factors resulted in the increased year-over-year net loss: Barrier invested in production trials to prepare for the Mule-Hide product launch (discussed below) into the commercial modular building market and incurred higher expenses for investor relations and legal fees for marketing and other agreements.

We ended the quarter with a cash position of $587,456, compared to $56,435 as at March 31, 2003. Working capital was $478,992, a dramatic improvement compared to a deficiency of $681,162 as at March 31, 2003.

During this fiscal quarter, Barrier achieved an historic corporate milestone, which was the purchase of the Pyrotite Technology (including US patents, foreign patent filings, trade secrets, manufacturing know-how, and trademarks) by way of an Agreement for Sale of Technology dated March 31,2004. The transfer of funds and technology is planned for completion by June 15, 2004. This milestone is important for numerous reasons: annual royalties consisting of 3% of gross treatment sales (minimum $50,000 US) will no longer be payable by Barrier; Barrier is positioned to license to other manufacturers what many consider to be the premier fire resistant technology available for building products; and there is now a new incentive to pursue application of the technology to materials other than wood sheathing. The acquisition also extends our business opportunities from the US market alone, for which we held an exclusive manufacturing and marketing license, to global market opportunities.

Barrier closed a C$768,000 financing during this reporting period to fund ongoing operations and growing sales. The first orders from Mule-Hide customers have been shipped, with favorable results leading to re-orders on an ongoing basis. A new manufacturers representative for the mid-Atlantic region (Virginia/N.Carolina) has been engaged with the goal of replicating the sales and marketing strategy that led to great success in Florida.

In the first and second fiscal quarters, Barrier achieved certification from Underwriters Laboratories (UL) for two new roof deck systems rated for fire (Class A and C) and high wind (240+ psf). These systems were engineered specifically for commercial modular buildings, paving the way to a valuable new market opportunity. Barrier subsequently announced, on December 16th, a marketing and sales agreement with Mule-Hide Products Co., Inc. (“Mule-Hide”), a supplier of roofing products. The agreement granted Mule-Hide the exclusive right to market, sell, and distribute Blazeguard®, Barrier’s proprietary fire resistant wood panel, into the commercial modular roofing market as part of the recently UL-certified roof deck assemblies. Mule-Hide is affiliated with ABC Supply, Inc., a leading supplier of roofing and siding products with sales exceeding US$1 billion and over 215 locations nationwide.

1

The milestones achieved in this nine-month period have together significantly transformed the growth outlook for the company in calendar 2004 and beyond. Barrier will pursue opportunities created by the technology acquisition. The company will continue to invest in expanding sales in existing multi-family dwelling markets by adding independent sales representatives in additional regions. Sales representatives will be encouraged to target multi-family developers already purchasing Blazeguard in existing territories (e.g. Centex Homes, Lennar, D.R. Horton, KB Home). Barrier will support Mule-Hide in the commercial modular building market. We are also committed to investing in capital equipment upgrades to meet anticipated growth in demand for Blazeguard and increase profitability by expanding capacity, improving efficiency, and reducing waste.

With a significantly improved balance sheet, a new sales agreement, and purchase of the Pyrotite Technology, Barrier is positioned at the beginning of a growth phase that is unique in the company’s history. We are delivering the accomplishments that will make this calendar year and beyond an exciting new phase for International Barrier and its shareholders.

On behalf of management and the Board of Directors, I thank Barrier’s shareholders, stakeholders, and employees for their support and effort.

“Mike Huddy”

Dr. Michael Huddy, President

2

Management Discussion & Analysis

Description of Business

The Company  ("Barrier") manufactures and sells fire-rated building materials primarily in the United States of America. Barrier's common shares are listed for trading on the TSX Venture Exchange in Canada and the over-the-counter (OTC) Bulletin Board in the United States of America.

Discussion of Operations

Revenue reported for the third quarter of fiscal 2004 was CDN$1,327,664, up 187% from the same period last year. Year-to-date revenue was $2,454,018, up 50.2% from last year. Sales volume (measured by volume of product shipped) was up 157% over the prior quarter, and 37.6% compared to the same period last year.

Gross profit was up by $113,754 for the three months and up by $4,002 for the nine months ending March 31, 2004. Gross margins declined from 17.7% to 14.7% for the comparable quarters, and from 20.9% to 14.1% for the comparable nine-month periods. The decline in the gross margin occurred largely because of unprecedented high prices for OSB and plywood panels as well as the Mule-Hide product production trials in December 2003 and January 2004. Barrier adds a fixed handling fee rather than a percentage mark-up to the substrate materials, consequently increases in OSB and plywood prices reduce the resulting gross margin percentage.

Operating expenses increased from $(8,114) to $11,477 for the comparable quarters and from $10,385 to $67,992 for the nine-month period year to year. Research and development costs were higher throughout the nine month period as Barrier conducted fire and wind tests and achieved Underwriters Laboratory, Inc. certification for the new Class A and Class C roof deck assemblies for commercial modular applications, and invested in preparations and production trials for the product launch.

Administrative expenses increased from $114,755 to $243,087 for the comparable quarters and from $350,812 to $543,555 for the same nine month periods. Significant changes from last year involved investor relations ($116,852 versus $0 last year) and legal fees ($51,279 versus $6,086 last year), which related to the technology acquisition agreement; the Mule-Hide sales agreement, and corporate financing activities. Barrier also hired an office administrator/accountant to help with administrative and accounting functions at the manufacturing facility in Watkins, Minnesota.

Other items of note include a foreign exchange expense of $11,046 for the quarter compared to a gain of $140,591 in the same quarter last year. For the nine-month period, the foreign exchange gain was $28,149 compared to $(73,555) last year. A new item, previously non- reported, is “stock-based compensation” (value attributed to issued, but non-exercised, stock options). Stock-based compensation added an expense of $31,585 for the quarter and $88,678 for the nine months.

Barrier’s net loss for the fiscal third quarter of $119,101 compared to a net profit of $98,130 in the prior year and the year-to-date net loss was $377,409 compared to the prior year’s net loss of $27,419.

1

Liquidity and Capital Resources

Operating cash flow was $(272,266) for the quarter compared to $(62,634) in the same period last year, and $(528,602) compared to $(55,211) in the comparable nine-month periods. With cash provided from financing activities of $785,352 for the quarter and $1,044,684 (mainly resulting from equity financings) for the nine month period, net cash flow for the quarter was $494,009 compared to $39,658 in the comparable period last year. Net cash flow for the nine-month period was $488,504 compared to $56,453 in the same period last year.

As of March 31, 2004, Barrier had a cash position of $587,456 compared to $56,453 last year. Working capital of $478,992 compares to a deficiency of $681,162 at March 31, 2003, an improvement of $1,160,154.

In January 2004, Barrier completed a private placement in the amount of 1,200,000 units at $0.64 per unit for proceeds of $768,000. This injection of new capital creates a working capital surplus that will be used to fund working capital requirements relating to the new Mule-Hide business and sales in our existing markets, expansion of marketing and sales activities, and purchase of the Pyrotite Technology.

Material Transactions

Barrier’s acquisition of the Pyrotite Fire Retardant Technology for US$1,000,000, which opens global market opportunities and eliminates a 3% royalty, now provides incentive to also pursue new applications and licensing agreements.

On April 2, 2004, Barrier announced the purchase of the Pyrotite technology (including all relevant US patents and foreign filings) from Pyrotite Corporation, Inc. Barrier agreed to pay US $1,000,000 for these rights and made a non-refundable payment of US $50,000. The agreement was finalized in an Agreement for Sale of Technology dated March 31, 2004. The transaction (payment and legal transfer of assignments) is scheduled to be completed by June 15, 2004.

Financing Plans and Options

On April 29, 2004, as part of the plan to fund the purchase of the Pyrotite Technology, Barrier announced that it had negotiated a private placement in the amount of 750,000 units at a price of $1.05 per unit for gross proceeds of $787,500. Each unit consists of one common share and one non-transferable share purchase warrant (the “Warrants”). The Warrants have an exercise term of two years from the closing date. One Warrant and $1.31 will entitle the placee to acquire an additional common share of the Company. The proceeds from the private placement will be used to fund the acquisition of Pyrotite fire retardant technology and for working capital.

Barrier granted stock options to Lindsay Nauen, an officer and controller of Barrier in the amount of 50,000 common shares in the capital stock of the Company, at a price of $1.05 per share exercisable up to and including April 29, 2006.

Investor Relations

During the nine month period ended March 31, 2003, Barrier incurred investor relations expenses of $116,582 ($74,298 for the three month current period) in order to inform and communicate to shareholders and the public Barrier's unique and innovative Blazeguard fire shield product as well as the progressing business developments and opportunities described herein.

2

News Release

For Immediate Release:

May 26, 2004

International Barrier Reports Sales Growth of 187% to $1.3 Million in Fiscal Third Quarter

Fire Resistant Building Material Manufacturer Achieves Record Quarter and Nine Month Revenue

Watkins, MN; Vancouver, BC; May 26, 2004 – International Barrier Technology Inc. (“Barrier”) (IBTGF: OTCBB; IBH: TSXV), a manufacturer of proprietary fire resistant building materials, achieved record quarterly and nine-month revenue for the fiscal quarter and nine months ending March 31, 2004. Fiscal third quarter revenue was $1,327,664, a year-over-year increase of 187.1%. Year-to-date revenue of $2,454,018 reflects a 50.2% increase compared to the same period in fiscal 2003 and has already exceeded the one-year revenue record of $2,313,853 established in 1994. The new distributor relationship with Mule-Hide Products Co., Inc., a leading supplier of commercial roofing products, was a contributing factor in this sales growth.

Sales volume grew 157% compared to the same quarter last year, setting an all-time quarterly record of 1,140,000 square feet. Sales in Florida were 604,000 square feet, reflecting continuing success of Barrier’s marketing and sales strategy using manufacturer’s representatives. With the recent launch of this strategy in the mid-Atlantic, sales are also growing in this new sales region. Private label sales of Barrier’s fire resistant oriented strand board panels through Mule-Hide Product Co., Inc. began in January, immediately following the announcement of the sales agreement with Mule-Hide in December. Demand, new accounts, and sales through Mule-Hide are all growing, with positive indicators of growth from the commercial modular building market, which is an important new market for Barrier.

Barrier dramatically improved its financial position, ending the period with cash of $587,456 and working capital of $478,992, compared to cash of $56,453 and a working capital deficit of $681,162 in Q3 last year.

“Sales growth has far exceeded the minor reduction in revenue we experienced in the first and second fiscal quarters, when distributors adjusted inventories in response to dramatic increases in substrate prices,” said Dr. Mike Huddy, president. “With our plan to continue expanding sales through the appointment of new manufacturer’s reps and indications of strong growing demand through our distribution relationship with Mule-Hide, I expect to see Barrier continue to achieve important new sales milestones through the rest of the year and beyond.”

To see full financial statements, please download the following document:

http://www.intlbarrier.com/pdf/May25.pdf

1

About International Barrier Technology Inc.

International Barrier Technology, Inc. develops, manufactures, and markets proprietary fire resistant building materials. Its patented, non-combustible, non-toxic Pyrotite formulation has an extraordinary capability: it releases water when exposed to the heat of fire. Barrier’s award-winning Blazeguard® wood panels exceed International Building Code requirements in every targeted fire test and application, and uniquely combine properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include Centex (CTX: NYSE), D.R. Horton (DHI: NYSE), KB Home (KBH: NYSE), and Lennar (LEN: NYSE). Lowe’s Companies (LOW: NYSE), Stock Building Supply, and Mule-Hide Products Co., Inc. are Blazeguard distributors. Pyrotite has potential applications with engineered wood products, paint, plastics, and expanded polystyrene.

Barrier is part of the DJ Building Materials Index (US).

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: “MICHAEL HUDDY”

_______________________

Michael Huddy

President & Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:

www.intlbarrier.com or www.investorideas.com

Toll free 1.866.735.3519

Bernie Hertel

ir@intlbarrier.com

or

Dawn Van Zant, ECON Investor Relations, Inc.

dvanzant@investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

2

News Release

For Immediate Release:

June 2, 2004

International Barrier Completes Private Placement

Watkins, MN; Vancouver, BC  June 2, 2004 - International Barrier Technology Inc. (the “Company”) (IBTGF: OTCBB; IBH: TSXV) has completed a non-brokered private placement in the amount of 750,000 units of the Company at a price of $1.05 per unit for gross proceeds of $787,500 to six placees. Each unit consists of one common share and one non-transferable share purchase warrant (the "Warrants"). The Warrants have an exercise term of two years from the closing date. One Warrant and $1.31 will entitle the placee to acquire an additional common share of the Company. The shares and underlying shares are subject to hold periods expiring October 1, 2004 and October 2, 2004 respectively.  No  finder’s fee was paid with respect to the private placement.

The Company also announces that it has received $776,00 from the exercise of 970,000 share purchase warrants at $0.80 per share.

About International Barrier Technology Inc.

International Barrier Technology, Inc. develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®. The award-winning Blazeguard wood panel uses a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water when exposed to the heat of fire. The panels exceed International Building Code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include Centex, D.R. Horton, KB Home, and Lennar. Lowe’s Companies and Stock Building Supply are Blazeguard distributors.

Barrier is part of the DJ Building Materials Index (US).

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: “DAVID J. CORCORAN”

David J. Corcoran

Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

1

For more information please visit:

www.intlbarrier.com or www.investorideas.com

Toll free 1.866.735.3519

Bernie Hertel

ir@intlbarrier.com

or

Dawn Van Zant, ECON Investor Relations, Inc.

dvanzant@investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

2

News Release

For Immediate Release:

June 3, 2004

International Barrier Completes US$1 Million Acquisition of Pyrotite Fire Retardant Technology

Acquisition Opens Global Sales & Licensing Opportunities for Unique Fire Resistant Building Materials

Watkins, MN, Vancouver, BC, June 3, 2004 - International Barrier Technology Inc. ("Barrier") (IBTGF: OTCBB; IBH: TSXV), a manufacturer and marketer of fire resistant building materials, completed the acquisition from Pyrotite Corporation of the Pyrotite fire retardant technology, Pyrotite trademark, US and international patents, and know-how (collectively, "Pyrotite Technology") for US $1 million on June 2, 2004. Based on Barrier's success in developing a US market and sales for Blazeguard®, its award-winning, fire resistant wood panel, this acquisition now enables the company to significantly expand market opportunities and sales growth of Blazeguard and the Pyrotite Technology in new countries, new applications, and through new business strategies such as licensing.

"Barrier is well positioned to capitalize on the acquisition of PyrotiteTM Technology," said Mike Huddy, president. "Top US homebuilders are users of Blazeguard and demand has never been stronger for this effective fire-rated sheathing, with record sales announced for the first quarter. For the first time, Barrier has the opportunity to pursue corporate growth without license limitations and the obligation to pay royalties on sales revenue. Our current focus has been extended to establishing licensing relationships with industry leaders in the U.S. and international markets, in existing as well as promising new applications. With $8.7 billion in residential and commercial property damage caused by fire in the US in 2002, and $3.0 billion in damage caused by the California wildfires alone in 2003, there are clearly significant unmet needs for effective materials to help protect people and property from fire. Blazeguard and the Pyrotite Technology can help meet these needs."

Barrier's acquisition of the Pyrotite technology provides the following opportunities and benefits:

*

Licensing and other business models: Barrier will have the unrestricted ability to establish licensing and other business arrangements with third parties worldwide. This enables Barrier to leverage the resources of companies with expertise in particular applications and countries to accelerate the commercialization of Blazeguard and Pyrotite.

*

New applications: Barrier's Blazeguard® wood panels are currently used as fire resistant sheathing in residential and commercial modular buildings. Potential fire resistance applications in engineered wood products, paint, plastics, and expanded polystyrene significantly broaden the array of new product and market opportunities.

*

Geographic extension from the US to global markets: Many countries use construction methods and have emerging building codes favoring building materials that help protect people and property from fire, adding significant new target markets.

1

*

Eliminates sales royalties payable by Barrier. The agreement excludes certain specific applications that are not part of Barrier's current business or intended business plan, for which Pyrotite Corporation will pay Barrier a royalty. With no royalties payable by Barrier, the company has a significant incentive to develop new geographic markets, applications, and licensing relationships.

About International Barrier Technology Inc.

International Barrier Technology, Inc. develops, manufactures, and markets proprietary fire resistant building materials. Its patented, non-combustible, non-toxic Pyrotite formulation has an extraordinary capability: it releases water when exposed to the heat of fire. Barrier's award-winning Blazeguard wood panels exceed International Building Code requirements in every targeted fire test and application, and uniquely combine properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include Centex (CTX: NYSE), D.R. Horton (DHI: NYSE), KB Home (KBH: NYSE), and Lennar (LEN: NYSE). Lowe's Companies (LOW: NYSE), Stock Building Supply, and Mule-Hide Products Co., Inc. are Blazeguard distributors. Pyrotite has potential applications with engineered wood products, paint, plastics, and expanded polystyrene.

Barrier is part of the DJ Building Materials Index (US).

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: “MICHAEL HUDDY”

_______________________

Michael Huddy

President & Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:

www.intlbarrier.com or www.investorideas.com

Toll free 1.866.735.3519

ir@intlbarrier.com

or

Dawn Van Zant, ECON Investor Relations, Inc.

dvanzant@investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

2

News Release

For Immediate Release:

June 8, 2004

International Barrier Initiates First Phase of Launch of Blazeguard® Fire Rated Wood Panels in the Western US

International Code Council Evaluation Service Report Will Potentially Double the Existing Market for Blazeguard

Watkins, MN; Vancouver, BC; June 8, 2004 – International Barrier Technology Inc. (“Barrier”) (IBTGF: OTCBB; IBH: TSXV), a manufacturer of proprietary fire resistant building materials, has submitted an application to have it’s existing code evaluation services reports (representing both the north and southeastern US) converted to a code evaluation report based on the “new” International Building Code (IBC). The IBC was developed as part of an effort to consolidate all US building codes into a single format. Publication of Barrier’s pending International Code Council Evaluation Service (ICC-ES) report will enable builders throughout the entire United States to use Blazeguard to meet rigorous standards adopted by IBC for fire safety. Applications include roof decks in non-sprinklered multi-family housing, interior fire-rated wall surfaces, structural insulated panels (SIPs), and fire rated wall assemblies. New territory accessible to Barrier is the area formally governed by the standards of the Uniform Building Code (UBC); essentially, west of the Mississippi. The territory expansion will potentially double the existing market size for Blazeguard.

Publication of the International Building Code, and the consolidation of all three code evaluation services agencies (BOCA, SBCCI, and ICBO) into a single service agency (the International Code Council, or ICC), has heightened awareness of fire code standards and created a new and significant market opportunity for Barrier’s Blazeguard® fire-rated sheathing. The ICC-ES is accommodating product manufacturers with an existing code evaluation report from one of the former regional code evaluation service agencies by allowing them to simply submit their report for an expedited review and conversion to the IBC. This process saves Barrier from having to undertake the more costly and time consuming process of conducting fire tests and submitting a new evaluation report application.

“With the credibility and sales we have established for Blazeguard in Florida and increasingly the mid-Atlantic, we are preparing to enter the large and untapped western region,” said Dr. Mike Huddy, president. “We estimate the total US market potential for roof sheathing alone for a structural, Class A rated material like Blazeguard will soon exceed 200 million square feet. With a significant percentage of this market potential in the western US, the publication of the ICC-ES takes on a high level of importance for our planned growth and expansion. The anticipated ICC-ES report, which I expect to be published by the end of 2004, will assure all of our distribution partners and their customers that Blazeguard meets or exceeds all building code requirements for our intended applications. We have already commenced planning for distribution and marketing in this important new geographic area.”

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About ICC-ES

ICC-ES is a nonprofit, public-benefit corporation that does technical evaluations of building products, components, methods, and materials.

About Blazeguard®

Blazeguard® fire rated wood panels consist of a sheet of oriented strand board (OSB) or plywood combined with a thin coating of International Barrier's patented Pyrotite fire resistant formulation. A Blazeguard wood panel is able to achieve a Class A, structural flame spread rating (as measured by ASTM E-84 extended to 30 minutes) and its burn-through resistance (as measured by ASTM E-119) is nearly triple that of untreated wood panels. Blazeguard® is used in building applications where either a Class A flame spread or burn through resistance rating is required by building code, or where developers/builders generally desire a high quality, environmentally friendly, non-toxic product that delivers superior fire resistance and attributes such as mold and mildew resistance, structural strength and impact resistance.

For more information about Blazeguard: http://www.intlbarrier.com/blazegard.html

About International Barrier Technology Inc.

International Barrier Technology, Inc. develops, manufactures, and markets proprietary fire resistant building materials. Its patented, non-combustible, non-toxic Pyrotite formulation has an extraordinary capability: it releases water when exposed to the heat of fire. Barrier's award-winning Blazeguard wood panels exceed International Building Code requirements in every targeted fire test and application, and uniquely combine properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include Centex (CTX: NYSE), D.R. Horton (DHI: NYSE), KB Home (KBH: NYSE), and Lennar (LEN: NYSE). Lowe's Companies (LOW: NYSE), Stock Building Supply, and Mule-Hide Products Co., Inc. are Blazeguard distributors. Pyrotite has potential applications with engineered wood products, paint, plastics, and expanded polystyrene.

Barrier is part of the DJ Building Materials Index (US).

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: “MICHAEL HUDDY”

_______________________

Michael Huddy

President & Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:

www.intlbarrier.com or www.investorideas.com

Toll free 1.866.735.3519

ir@intlbarrier.com

or

Dawn Van Zant, ECON Investor Relations, Inc.

dvanzant@investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

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AGREEMENT FOR SALE OF TECHNOLOGY

THIS AGREEMENT is entered into by and between Pyrotite Corporation, a Delaware corporation (“Pyrotite”), and International Barrier Technology, Inc. and its wholly owned subsidiaries, Pyrotite Coatings of Canada, Inc. and Barrier Technology Corporation (collectively “IBT”), effective the 31st day of March, 2004, as follows:

Recitals

A.

Pyrotite has developed or acquired the rights to the Fire Retardant Technology and IPOSB Technology (collectively the “Technologies”), as those and other terms are defined in Section 1 of this Agreement.

B.

Pyrotite and IBT’s predecessor in interest entered into a License Agreement dated as of March 27, 1992 (the “1992 Agreement”), pursuant to which IBT’s predecessor in interest acquired certain rights with respect to the Technologies. Those rights were subsequently assigned to IBT.

C.

Disputes arose between Pyrotite and IBT as to their respective rights and obligations under the 1992 Agreement, which were settled by the parties through the execution of a revised License Agreement dated as of January 1, 1996 (the “1996 Agreement”).

D.

Under the terms of the 1996 Agreement, IBT assigned to Pyrotite all of its rights with respect to the ]POSB Technology, subject to Pyrotite’s payment to IBT of royalties based on certain percentages of its Gross Sales in the U.S. of Fire Retardant Substances and IPOSB Products, together with certain percentages of royalty and licensing revenues relating thereto. IBT received an exclusive license to manufacture and sell Application Products in the U.S., as well as a non-exclusive license to manufacture and sell Fire Retardant Substances in the U.S. for use in the manufacture of Application Products, subject to IBT’s payment of certain royalties to Pyrotite.

E.

IBT now wishes to purchase the rights to the Fire Retardant Technology and Trademark from Pyrotite for the sum of $1,000,000 (all amounts referenced in this Agreement are in United States Dollars), subject to the terms and conditions set forth in this Agreement.

F.

Pyrotite is prepared to sell rights to the Fire Retardant Technology and Trademark to IBT on the terms set forth herein, provided that IBT meets certain pre-closing milestones relating to raising the necessary finds to pay the purchase price.

Agreement

1.

Definitions. The following definitions of terms shall apply for purposes of this Agreement:

1.1

“Affiliate” means any entity controlled by, controlling or under common control with a party, where “control” shall mean the direct or indirect ownership of fifty percent (50%) or more of the equity or voting interests.

1.2

“Application Products” means: products manufactured primarily for use in (a) the manufacture of packaging or containers of not more than sixty-four cubic feet of interior space designed for the storage of materials, or of any dimension for the purpose of storing  military supplies.(such as ammunition) which must be stored in fire resistant containers, (b) the construction of buildings, homes and other structures to be occupied by businesses or individuals, or both, which manufactured products ((a) or (b)) incorporate at least one Fire Retardant Substance (defined below), including any combination of a Fire Retardant Substance with another material or materials to form such product, which combination or manufacturing process may be casting, curing, extruding, foaming, impregnating, coating, laminating, molding or applying by similar operations (hereinafter the “Forming Act”); provided, however, all liquids and powders manufactured from at least one Fire Retardant Substance, including components thereof, are Fire Retardant Substances, and all modifications to such liquids and powders resulting in liquids and powders are likewise Fire Retardant Substances. Fire Retardant Substances may be so combined with any material, including without limitation, wood, paper, foam, textile, board and molded polymeric products such as plastics, and remain Fire Retardant Substances until they have undergone the Forming Act. Application Products are only considered as such after their incorporated Fire Retardant Substance(s) and materials(s) have undergone the Forming Act. Illustrative examples of products which the parties hereto intend to include as Application Products are listed on Schedule 1 attached, but such list is only to give examples and is not intended to be an exclusive list.

1.3

“Fire Retardant Substances” means: such powders, granules, pellets, liquids, solutions, suspensions, gels or other compositions (hereinafter “Substances”) that are both: (a) based in whole or in substantial part on, or produced with the use of or incorporating, Fire Retardant Technology, and which provide, when applied to other materials, fire resistant or fire retarding properties, or both, including, without limitation, such Substances claimed under the patent and patent applications held by Licensor as of the date hereof or the date of the 1996 Agreement, and (b) used and are to be used only for the manufacture of Application Products. Such patents and patent applications are listed in Schedule 3 hereto. Illustrative examples of other substances which the parties hereto intend to include as Fire Retardant Substances are listed in Schedule 2, but such list is only to give examples and is not intended to be an exclusive list.

1.4

“Fire Retardant Technology” means: all of Pyrotite’s legally protectable, owned or licensable, rights and interests as of the date hereof or the date of the 1996 Agreements in patents, patent applications, trademarks, trademark applications, inventions, trade secrets, know-how, improvements, and other information related to (a) Substances which provide, when applied to other material, fire resistant or fire retarding properties, or both, or (b) Application Products including, without limitation, such items (as to either clause (a) or (b)) that are related to the manufacture, composition or use of Fire Retardant Substances or Application Products. Without limiting the foregoing, such Technology shall include the patents listed in Schedule 3 hereto and all rights in the following:

a..

formulations for the Substances, identification of sources of materials used in the Substances, mixing processes for Substances, methods for applying Substances to substrates, curing processes for Application Products, and fire test data, to the extent provided to IBT prior to the date of this Agreement, under the 1996 Agreement or any other agreements between IBT and Pyrotite relating to Fire Retardant Technology;

b.

all other know-how or information pertaining to Fire Retardant Technology provided to IBT prior to the date of this Agreement, under the 1996 Agreement or any other agreements between IBT and Pyrotite relating to Fire Retardant Technology; and

c.

the unregistered trademark “Pyrotite” used in connection with Fire Retardant Substances and products derived therefrom in the United States and Canada.

Notwithstanding the foregoing, the terms “Fire Retardant Technology”, “Fire Retardant Substances” (except for purposes of the use of such term in defining "IPOSB Application Products” below) and “Application Products” expressly exclude all the IPOSB Technology (defined below) and substances or products covered by IPOSB Technology. Nothing in this Section 1.4 shall be construed to require Pyrotite to disclose or deliver any additional Fire Retardant Technology to IBT at or after Closing, other than information in its patent files under the circumstances and to the extent provided in Section 15, below.

1.5

“Fire Retardant Technology Contracts” means the non-disclosure, employee, consultant and other agreements relating to the Fire Retardant Technology to which Pyrotite is a party.

1.6

“IPOSB Technology” means: (a) that legally protectable technology described in U.S. Patent Nos. 5,434,200, 5,767,178; (b) any improvement patents, patents of addition, patents of importation, certificates of invention, communications from abroad, utility models and design patents pertaining to such technology, and all reissues, renewals and extensions thereof, as well as all applications for such patents (including original, divisional, continuation and continuation-in-part applications now pending, or in the future pending before any patent office); and (c) trade secrets and know-how pertaining to such technology and developed by or for Pyrotite.

1.7

“IPOSB Application Products” means: products manufactured primarily for use in the construction of buildings, homes and other structures to be occupied by businesses or ‘individuals, or both, which manufactured products incorporate at least one Fire Retardant Substance, including any combination of a Fire Retardant Substance with another material or materials by a forming act, provided such Fire Retardant Substance or the resulting product, is produced by use of, or is based upon, or incorporates materials manufactured with the use of, IPOSB Technology. IPOSB Application Products are only considered as such after their incorporated Fire Retardant Substances and materials have undergone the Forming Act.

1.8

“IPOSB Gross Sales” means: the total of the actual invoice prices (after deducting sales taxes, transportation expenses, commissions, import or export duties (if any) and claims paid) of (a) all IPOSB Application Products which were shipped by or for Pyrotite or an Affiliate of Pyrotite to customers, and (b) all Substances which incorporate, or were manufactured by employing, IPOSB Technology and were shipped by or for Pyrotite or an Affiliate of Pyrotite to customers for incorporation into, or use in manufacturing IIPOSB Application Products. In the event of a sale between Pyrotite and an Affiliate of Pyrotite, the invoice price upon resale by the Affiliate to a third party shall be used, if higher than the’ invoice price of the internal sale, and only one royalty shall be paid on such sales.

1.9

“Proprietary Information” means: all know-how, technical and marketing information disclosed, directly or indirectly, by the disclosing party to the receiving party and which, if in written form, is marked ‘Confidential’, “Proprietary” or the like, or which is stated to be such if transmitted orally, or which, by its nature, is information normally intended to be held in confidence, unless such know-how or information:

(a)

is or becomes public knowledge through no fault of the receiving party;

(b)

is in the future legally received by the receiving party from a third party free of any obligation to keep it confidential; or

(c)

is legally in the possession of the receiving party prior to receipt from the disclosing party, which fact shall be provable by only documentary evidence;

Proprietary Information shall include, without limiting the foregoing, any description or explanation (or demonstration), or other disclosure (including, without limitation, disclosure resulting from delivery and examination of Application Products, IPOSB Application Products, Fire Retardant Products or Fire Retardant Technology), which meets the above criteria and does not fall within the proscription of clauses (a), (b) or (e) of this Section 1.9 and which imparts to the holder of the information the knowledge, operating techniques, processes, materials, engineering information, experience, machinery, equipment, tooling, designs or specifications used in the production, fabrication, manufacture or other use of Fire Retardant Technology or Fire Retardant Substances.

1.10

“U.S.” means the United States of America, but not any possessions or territories thereof.

2.

Sale of Fire Retardant Technology and Trademark to IBT. Pyrotite hereby agrees to sell to IBT, and IBT hereby agrees to purchase all of Pyrotite’s right, title and interest worldwide in and to the Fire Retardant Technology, including the name and common law, unregistered trademark “Pyrotite” (the “Trademark”), for a price of One Million - Dollars ($1,000,000, the ‘Purchase Price”). Pyrotite hereby acknowledges receipt of an initial non-refundable payment of Fifty Thousand Dollars ($50,000, the “Initial Payment”), to be applied against the Purchase Price, the balance of which shall be due and payable by IBT at Closing. Pyrotite agrees to execute and deliver to Pyrotite Coatings of Canada, Inc., or such other designee as IBT may specify before the Closing Date, assignments of and/or bills of sale for patents, patent applications, trademarks, trademark applications and other legally protectable rights covered by the purchase. As owner of the Fire Retardant Technology IBT will have the right to use such technology in any way whatsoever, except uses covered by the IPOSB Technology

3.

Confidential Obligations. During the duration of this Agreement and thereafter, the receiving party shall not disclose to third parties any Proprietary Information received (either before or after the date of this Agreement) from the disclosing party.  The receiving party shall take all reasonable steps to minimize the risk of disclosure of Proprietary Information. Such action shall include, without limitation, the following:

3.1

ensuring that only its Employees whose duties require them to possess such information have access thereto;

3.2

exercising at least the same degree of care that it uses for its own Proprietary Information; and

3.3

providing proper and secure storage for the Proprietary Information

3.4

Pyrotite’s entry into confidentiality agreements with sublicensees and disclosees of Fire Retardant Technology, as provided in the next section of this Agreement.

4.

Pyrotite Obligations re: Fire Retardant Technology Contracts. Excluded from the rights sold to IBT hereunder are Pyrotite’s rights in Fire Retardant Technology Contracts. To protect IBT’s interest in the Fire Retardant Technology as sublicensed or disclosed by Pyrotite before or after the date of this Agreement, Pyrotite agrees that it will keep or put in place written agreements requiring Pyrotite’s sublicensees and disclosees to keep Fire Retardant Technology confidential, for IBT as licensor to Pyrotite and Pyrotite as sublicensor, and to use Fire Retardant Technology only as expressly permitted by the relevant sublicense or confidentiality agreement and further agrees to take reasonable measures to enforce such obligations against such sublicensees and disclosees. In the event a sublicensee or disclosee of Pyrotite materially violates its obligations to keep Fire Retardant Technology confidential or to use Fire Retardant Technology only as expressly permitted by the relevant sublicense or confidentiality agreement, Pyrotite will cooperate with IBT to provide information to assist, and to position IBT as a proper party plaintiff or co-plaintiff for, IBT’s actions to enforce such obligations.

5.

Limited License Back to Pyrotite. In partial consideration for the sale of the Fire Retardant Technology to IBT, IIBT hereby grants to Pyrotite a perpetual, royalty-free, non-exclusive license to use the Fire Retardant Technology and to manufacture or cause to be manufactured and sell Fire Retardant Substances, but only in connection with the manufacture or sale of products incorporating IPOSB Technology. Pyrotite shall have the right to grant royalty free, non-exclusive sublicenses to customers of Pyrotite for those express purposes. Pyrotite may also disclose the Fire Retardant Technology to such customers as part of the marketing of Fire Retardant Substances and IPOSB Application Products. Pyrotite shall take reasonable measures to ensure that each of its customers (a) limit such customer’s use of any Fire Retardant Substances to use in making products produced by use of, based upon, or incorporating IPOSB Technology; and (b) to the extent such customers receive formulations or any other Proprietary Information purchased by IBT under this Agreement, adhere to confidentiality obligations at least as strict as those required of Pyrotite under this Agreement The preceding license shall not include uses of the Fire Retardant Technology where Fire Retardant Substances are surface applied to a planar substrate of wood, plywood or any other material.

6.

License of Pyrotite Trademark.  IBT also hereby grants to Pyrotite the perpetual (unless terminated as provided herein), royalty-free, non-exclusive license to use the name and trademark “Pyrotite”. (the “Trademark”), but only as part of its corporate name or in connection with Pyrotite’s sales and marketing of IPOSB Application Products and Fire Retardant Substances. Pyrotite agrees that its use of the Trademark shall be subject to the following:

a.

Pyrotite agrees that any products or services marketed by Pyrotite or its permitted successors or assigns under the Trademark shall be manufactured under commercially reasonable standards of quality and shall maintain complete and detailed quality control records in conformity with prevailing commercial standards. Such products shall be at least of a quality consistent with other products manufactured by Pyrotite. To enable IBT to monitor compliance by Pyrotite with the foregoing covenants, IBT shall have the right, at reasonable times during regular business hours during the term of this Agreement and upon reasonable prior notice, to inspect the products of Pyrotite which bear or are marketed under the Trademark and the quality control standards and records relating thereto.

b.

Pyrotite agrees that it will not improperly use the Trademark including, without limitation, use which in any manner may impair the value of the Trademark or cause damage to any third party or otherwise violate the rights of any third party. Pyrotite further agrees for itself, its officers and employees, that during the term of this Agreement it shall: (1) refrain from questioning and attacking the validity of the Trademark; (2) be vigilant in ascertaining and informing IBI of any known infringement of the Trademark; and (3) not manufacture, advertise or sell any products under the Trademark which do not contain Fire Retardant Substances and employ the IPOSB Technology.

c.

Pyrotite may not sublicense any use of the Trademark.

7.

Termination of Licenses. IBT shall have the right to terminate the Trademark license granted to Pyrotite under the following circumstances:

a)

IBT shall have the right to terminate the trademark license of Section 6 in the event of a material breach by Pyrotite of any of its obligations under Section 6, if

Pyrotite fails to correct such breach within thirty (30) days after notice by IBT to

Pyrotite identifying the breach. For purposes of this clause a), material breach includes without limitation a breach of the quality control provisions of Section 6.

b)

In the event of a termination under Section 7(a), Pyrotite shall cease all use of the

Trademark as of the effective date of termination, including use in any corporate name.

IBT shall have no right to terminate the license granted by Section 5, above, but shall have available any other remedies in law or equity for any breach.

8.

Closing Date This transaction shall be closed by not later than ninety (90) days from the date this Agreement has been executed by both parties (the “Closing Date”), at the offices of Lasher Holzapfel Sperry & Ebberson, 601 Union Street, Suite 2600, Seattle,

Washington  98101. At the option of IBT, the Closing Date may be extended for up to ninety (90) days, upon written notice given by IBT to Pyrotite not later than eighty (80) days from the date this Agreement has been executed by both parties, accompanied by payment to Pyrotite of an additional Fifty Thousand Dollars ($50,000 the “Extension Payment”), which shall be non-refundable and not applicable to the Purchase Price at Closing.

9.

Conditions to Pyrotite’s Obligation to Close. Pyrotite’s obligation to close this sale transaction shall be subject. to IBT’s timely performance of its obligation to deposit the Purchase Price amount, net of the Initial Payment, by wire transfer into the Lasher Holzapfel Sperry & Ebberson Trust Account at The Commerce Bank of Washington, -----------------------------------------------------------------, by not later than the Closing Date (including any extension thereof under Section 8, above).

10.

Rights and Obligations Upon Failure to Satisfy Closing Conditions. In the event that IBT fails to satisfy any of the conditions to Pyrotite’s obligation to close set forth in the preceding section, Pyrotite may at its option terminate this Agreement by written notice to IBT. Upon exercise of such right of termination, Pyrotite shall be entitled to retain the Initial Payment and the Extension Payment (if any) as liquidated damages for IBT’s failure to close, and no party shall thereupon have any further obligation or liability to the other party under this Agreement.

11.

Pyrotite’s Deliverables to IBT at Closing. At the Closing, Pyrotite shall deliver to IBT the following:

a)

Recordable, executed patent assignments to Pyrotite Coatings of Canada, Inc. for the U.S. and all other countries where patents exist that are part of the Fire

RetardantTechnologyperSchedule3;

b)

A letter of instruction for the Finnegan law firm and any other law firm holding patent files for the U.S. or foreign countries, stating that Pyrotite Coatings of

Canada, Inc. or such designee as IBT may specify before Closing has become the owner of such patents and should receive all notices and communications with respect to such patents and advising that such firm may take instructions from

IBT as to the maintenance or any ongoing prosecution or other matters respecting such patents. A Bill of Sale for all assets that are part of the Fire Retardant

Technology, identifying at least the assets listed in Schedule 3 hereto;

Pyrotite’s satisfactory delivery of all the preceding deliverables shall be a condition precedent for IBT to close and to make the wire transfer of the purchase price as contemplated in Section 9 above. In the event that Pyrotite fails to satisfy any of the conditions to IBT’s obligation to close and make payment as set forth in the preceding section and Pyrotite further fails to correct such failure within fifteen (15) days of receiving IBT’s written notice specifying the failure, IBT may at its option either (a) give Pyrotite an additional specified period to provide the deliverables to meet the conditions or (b) terminate this Agreement by written notice to Pyrotite.  Any fifteen (15) day correction period shall constitute an agreed extension of the Closing Date to accommodate the correction period. Upon exercise of such right of termination, whether or not an additional specified period to provide the deliverables has been given, Pyrotite shall promptly return the Extension Payment (if any) as liquidated damages for Pyrotite’s failure to close, and no party shall thereafter have any further obligation or liability to any other party under this Agreement.

12.

Status of 1996 Agreement. Upon the Closing of this transaction, the 1996 Agreement shall be deemed terminated and of no further force or effect, except that within thirty (30) days following Closing, Pyrotite and IBT shall make payment of all amounts payable under Sections 3.2, 4.1 and 4.4 of the 1996 Agreement which have accrued through the Closing Date. Pyrotite and IBT agree that the following further obligations of the 1996 Agreement shall survive:

a)

for a period of one (1) year after the Closing Date, IBT shall continue to indemnify Pyrotite after such date with respect to all indemnifiable matters under Section 8 of the 1996 Agreement which have occurred prior to the Closing Date; and

b)

for a period of one (1) year after the Closing Date, Pyrotite shall indemnify IBT as to any breaches of its warranties in the 1996 Agreement which have occurred prior to the Closing Date; and;

c)

Sections 3 and 4 of this Agreement shall apply to all Proprietary Information disclosed by any party under or with respect to the 1996 Agreement. The Proprietary Information of IBT to which the obligations of Section 3 and 4 apply shall following Closing include all Proprietary Information of Pyrotite that is part of the Fire Retardant Technology purchased hereunder.

13.

Limited Warranties as to Fire Retardant Technology and Trademark. Pyrotite represents and warrants:

a)

that it has not previously transferred the Fire Retardant Technology or Trademark to any third party, and that its interest in the Fire Retardant Technology and in the Trademark is not subject to any lien or encumbrance and that it has the right to transfer such interest to IBT;

b)

that the Fire Retardant Technology and rights in the Trademark transferred hereunder include all the Fire Retardant Technology and rights in the Trademark licensed to IBT under the 1996 Agreement and that Pyrotite is the owner of all such Fire Retardant Technology and is not aware or any other party that uses the Trademark (under license from Pyrotite or otherwise) or purports to claim rights in the Trademark;

c)

that, to the knowledge of Pyrotite and its U.S. patent counsel, Schedule 3 is a complete and accurate listing of all patents owned or licensable by Pyrotite and relating to the Fire Retardant Technology (exclusive of the patents that are part of the IPOSB Technology); that all U.S. patents listed are fully in force and effect except as set forth on Schedule 3; that all annuity fees falling due before the Closing Date on any listed U.S. patents have been paid; that to the knowledge of Pyrotite and its U.S. patent counsel, all annuities falling due before the Closing

Date on any listed foreign patents have been paid; and that, except as set forth in Schedule 4, to the knowledge of Pyrotite and its U S patent counsel the listed patents have no annuity fees falling due between the date hereof and December 31,2004;

d)

that, except as set forth on Schedule 3, Pyrotite is the record owner of all United States patents and patent applications listed in Schedule 3 hereto in accordance with the records of the U.S. Patent Office;

e)

that, to the knowledge of Pyrotite and its U.S. patent counsel, it is the record owner of all foreign patents and patent applications listed in Schedule 3 hereto in accordance with the records of the corresponding foreign patent office; and

f)

Except as expressly stated above, Pyrotite makes no representation or warranty with respect to the validity, scope or enforceability of any of such patents. During the period prior to Closing and upon reasonable prior notice, Pyrotite shall make its files relating to the current status of such patents and the Trademark available for review by IBT in Seattle, Washington.

g)

There are presently outstanding no Fire Retardant Technology Contracts except for contracts that involve IPOSB Technology and as to such contracts, to the best of Pyrotite’s knowledge, there exist no breaches of confidentiality or license scope with respect to the Fire Retardant Technology.

h)

Notwithstanding the knowledge qualifications of clauses 13(c) and (e) above, Pyrotite agrees as follows. In the event that Schedule 3 is found not to be a complete and accurate listing of all patents owned or licensable by Pyrotite and relating to the Fire Retardant Technology (exclusive of the patents that are part of the IPOSB Technology), upon written notice from IBT Pyrotite shall promptly take at its expense all reasonable steps to execute and deliver to IBT appropriate recordable assignments to IBT of any additional patents identified. In the event Pyrotite or its U.S. patent counsel receives any notice of annuity payments due or of the expiration of any patent purchased hereunder due to failure to pay annuities, it will promptly provide written notice thereof to IBT. In the event it is found that Pyrotite is not the record owner of any foreign patents listed in Schedule 3 hereto in accordance with the records of the corresponding foreign patent office, upon written notice from IBT Pyrotite shall promptly take at its expense all reasonable steps to record in the appropriate foreign patent office acceptable recordable assignments to IBT for such patent or patents.  Provided however, that nothing in this section shall require Pyrotite to obtain assignments from persons or entities who are not affiliated with, controlled by or under common control with Pyrotite, but upon request Pyrotite shall provide IBT copies of any existing assignments to or from such parties to the extent needed to evidence Pyrotite’s chain of title.

14.

Mutual Warranties.  Pyrotite, on the one hand, and IBT, on the other hand, each represents and warrants to the other as follows:

a)

that, to the best knowledge of each party, no proceedings have been instituted or are pending or to the warranting party’s knowledge are threatened which challenge any of the patents listed in Schedule 3 or the Trademark,

b)

to the best knowledge of each party, the manufacture, use and sale of Fire Retardant Substances and the use of the Trademark does not infringe or otherwise violate the proprietary rights of others.

15.

Access to Patent Files. In the event that any patent transferred to IBT pursuant to this Agreement is, or in IBT’s reasonable judgment is about to be, involved in any infringement or enforcement action or any other legal proceeding or business situation where access to facts relating to its history would be important to IBT, IBT may request access to information in the possession of Pyrotite or its patent attorneys which IBT reasonably requires in order to respond to such proceeding or situation. IBT’s request shall be in writing and shall specify with reasonable particularity the information being sought and the purpose(s) for requesting such information. Pyrotite shall have fifteen (15) days following receipt of such written request in which to submit to IBT a written objection to providing such access. In the event that a timely objection is submitted as to some or all of the requested information, IBT may submit the issue for decision pursuant to the Arbitration section of this Agreement. To expedite resolution of the issue, mediation shall not be required prior to service of IBT’s demand for arbitration. In the event that a timely objection is not submitted, Pyrotite shall promptly provide, and shall instruct any attorneys holding the relevant patent file(s) to promptly provide, the requested information to IBT. Pyrotite shall provide other assistance and information reasonably required by IBT in connection with infringement or enforcement actions involving patents transferred to IBT pursuant to this Agreement. Any out-of-pocket expenses incurred by Pyrotite in the course of providing assistance and/or information pursuant to this section shall be promptly paid or reimbursed by IBT. The preceding allocation of expenses shall not apply to the expenses and payments for arbitration as allocated under subsection (f) of the Arbitration section of this agreement.

16.

Indemnification by Pyrotite. Pyrotite, for and in consideration of and as a condition to granting of the licenses granted to it hereunder, hereby agrees to defend, indemnifies and hold harmless against any and all liability, loss, damage, claim or expense, including attorney’s fees, and releases and forever discharges, IBT and its Affiliates, their agents, directors, executive committee members, officers, contractors, and employees (an “IBT Indemnified Party), from any and all claims and demands whatsoever which, any or all other persons (including Pyrotite and its employees, agents and contractors) have against an IBT Indemnified  Party, caused by or based on any personal injury, death, property or other damage, or other consequences arising or resulting, directly or indirectly, from (a) the misuse by Pyrotite (or any person or entity on behalf of Pyrotite) of the Fire Retardant Technology, or (b) the negligence or fault of Pyrotite (or any person or entity on behalf of Pyrotite), or (c) use by Pyrotite (or any person or entity on behalf of Pyrotite) of the Fire Retardant Technology in combination with any other technology or products or substances not covered by the licenses hereunder, or (d) product liability with respect to products manufactured by or for Pyrotite or its customers.  Pyrotite agrees to pay promptly to an IBT Indemnified Party the amount of all liability, loss, damage, claims or expense to which the foregoing indemnity relates. The indemnification rights of IBT and other IBT Indemnified Parties are independent of and in addition to such rights and remedies that IBT or such parties may have at law, in equity or otherwise, and shall frilly survive the Closing of this Agreement.

17.

Indemnification by IBT. IBT hereby agrees to defend, indemnify and hold harmless against any and all liability, loss, damage, claim or expense, including attorney’s fees, and releases and forever discharges Pyrotite and its Affiliates, their agents, directors, executive committee members, officers, contractors, and employees (a “Pyrotite Indemnified Party), from any and all claims and demands whatsoever winch any or all other persons (including IBT and its employees, agents and contractors) have against a Pyrotite Indemnified Party, caused by or based on any personal injury, death, property or other damage, or other consequences arising or resulting, directly or indirectly, from (a) the misuse by IBT (or any person or entity on behalf of IBT) of the Fire Retardant Technology, or (b) the negligence or fault of IBT (or any person or entity on behalf of IBT), or (c) product liability with respect to products manufactured by or for IBT or its customers. IBT agrees to pay promptly to a Pyrotite Indemnified Party the amount of all liability, loss, damage, claims or expense to which the foregoing indemnity relates. The indemnification rights of Pyrotite and other Pyrotite Indemnified Parties are independent of and in addition to such rights and remedies that Pyrotite or such parties may have at law, in equity or otherwise, and shall fully survive the Closing of this Agreement

18.

Restrictions on Competition.

(a)

As a covenant ancillary to the licenses granted to Pyrotite hereunder, Pyrotite agrees that until a date one (1) year from the Closing Date neither Pyrotite nor any Affiliate of Pyrotite, shall directly or indirectly without the express prior written consent of IBT, engage in the ownership or operation of a business which shall be engaged in manufacturing or selling any products or substances (except for IPOSB Application Products) competitive with, or functioning as (or as replacements for) Application Products.

(b)

In addition to the restrictions set forth in clause (a) of this Section, as a covenant ancillary to the licenses granted to Pyrotite hereunder, Pyrotite agrees that until a date one (1) year from the Closing Date neither Pyrotite nor any Affiliates of Pyrotite, shall directly or indirectly without the express prior written consent of IBT, engage in the ownership or operation of a business which shall be engaged in manufacturing or selling any products or substances that incorporate magnesium oxychloride, magnesium oxysulfate or magnesium oxysulfate based cements, except for IPOSB Application Products or Substances for use in such IPOSB Application Products.

(c)

Clauses (a) and (b) of this Section shall prohibit Pyrotite and its Affiliates from (among other things) becoming a partner or stockholder, or from rendering other services to, any entity which engages in any activity prohibited by such clauses. Pyrotite shall execute and shall cause its respective Affiliates to execute appropriate non-competition agreements in form reasonably acceptable to IBT.  In the event that any provisions of this Section shall be deemed by an appropriate legal authority to be overly broad in time or in scope, then it shall be deemed to be modified to permit the broadest possible scope for the longest possible period as permitted by law.

19.

Acknowledgement of Ownership of IPOSB Technology. IBT hereby acknowledges and agrees that Pyrotite is the sole owner of all rights to the IPOSB Technology IBT assigned to Pyrotite under the 1996 Agreement, including all know how, trade secrets and other proprietary information (except Fire Retardant Technology) relating thereto, and that IBT has no claims on, and will not in the future claim, any right, title or interest in the IPOSB Technology except for the right to receive certain revenue-sharing payments as provided below.

20.

Revenue Sharing With Respect To Certain Sales by Pyrotite. Notwithstanding its ownership of the IPOSB Technology, for each calendar quarter ending after the Closing Date, Pyrotite shall pay to IBT an amount equal to:

a.

Ten percent (10%) of the IPOSB Gross Sales received in that quarter for Substances that are sold in or into, or manufactured in, the U.S. by or for Pyrotite or an Affiliate of Pyrotite and are not incorporated into IPOSB Application Products when sold by or for Pyrotite or an Affiliate of Pyrotite, but which were sold for incorporation into IPOSB Technology Products; and

b.

Three percent (3%) of all IPOSB Gross Sales received in that quarter not described in the preceding clause (a) but were generated from IPOSB Application Products manufactured or sold by or for Pyrotite or an Affiliate of Pyrotite in or into the U.S.

Such quarterly payments shall be due and payable by Pyrotite to IBT within thirty (30) days after the end of the calendar quarter.

21.

Revenue Sharing With Respect To Certain Royalties Received by Pyrotite. If Pyrotite grants to any third party (not an Affiliate of Pyrotite) rights to use IPOSB Technology for sales of IPOSB Application Products in the U.S., or for the manufacture or sale in the U.S. of Substances for incorporation into JPOSB Application Products, from the annual royalties received by Pyrotite attributable to such sales of IPOSB Application Products in the U.S. or the manufacture or sale in the U.S. of Substances for incorporation with IPOSB Application Products, the first three (3) royalty percentage points shall be divided equally between Pyrotite and IBT, and all such amounts in excess of such first three (3) royalty percentage points, shall be divided sixty percent (60%) to Pyrotite and forty percent (40%) to IBT, and the amounts so allocated to IBT shall be paid by Pyrotite to IBT within thirty days after they are received by or for Pyrotite. (For example, if the sublicense has a royalty rate of 2.5%, Pyrotite and IBT will each receive a royalty at 1.25%. If a sublicense has a royalty of 5%, Pyrotite will receive a royalty of 1.5% plus 1.2%, while IBT will receive a royalty of 1.5% plus 0.8%.)

22.

Revenue Sharing With Respect To Certain Other License Payments Received by Pyrotite. If Pyrotite receives any payments, other than royalties and proceeds from IPOSB Gross Sales, for or with respect to the granting of a license (or for granting an option for such a license) for the manufacture or sale of IPOSB Application Products in or into the U.S., or for the manufacture or sale in or into the U.S. of Substances for incorporation into IPOSB Application Products, Pyrotite shall pay forty percent (40%) thereof to IBT within thirty (30) days after receipt of such payment by or for Pyrotite. Pyrotite shall promptly advise IBT of all such licenses of IPOSB Technology granted by Pyrotite, and shall whenever requested by IBT, make available to IBT or its representatives, copies of all such licenses and the books and records of Pyrotite, to confirm that amounts payable to Licensee pursuant hereto have been paid when due.

23.

Notice of Sublicenses, etc. Pyrotite shall provide IBT prompt written notice of any sublicenses of the Fire Retardant Technology and any other agreements to sell or otherwise transfer, in whole or in part, the license rights to the Fire Retardant Technology granted in this Agreement or to enter into any joint venture or partnership with any other person or entity for the use, manufacture, sale or other exploitation of Fire Retardant Technology.

24.

Verification of Amounts Owing by Pyrotite. On or before the due date of each revenue sharing payment referenced above, Pyrotite shall furnish to IBT a report showing the amount of such payment owing for the applicable time period and the manner in which such amount was calculated. Pyrotite shall keep (and shall cause its Affiliates to keep) accurate and complete records and books of account on all products produced, sold and shipped for which revenue sharing payments are owing. IBT and its agents, including its independent certified accountants, shall have the right to inspect such books and records for the two-year period immediately preceding the date of inspection for the purposes of verifying the reports and payments due hereunder. Such inspections and audits shall be at the expense of IBT unless such audit shall disclose payments which were payable in any which exceed by more than ten percent (10%) the payment as shown in the applicable reports, in which case Pyrotite shall pay the reasonable “out-of-pocket” expenses and costs incurred by IBT to obtain such audit and payment. IBT’s rights under this Section shall survive the termination of this Agreement, and nothing in this Section shall be construed as shortening the period established by any applicable statute of limitations for which IBT may recover that which it is entitled to hereunder.

25.

Notices. All notices, requests, demands, waivers, consents, approvals or other communications to any party hereunder shall be in writing and shall be deemed to have been duly given if delivered personally to such party or sent to such party by confirmed fax transmission, or within three (3) normal weekdays after being deposited in the U.S. mails, registered or certified mail, postage prepaid to the following addresses:

to Pyrotite:

Mr. Paul Goodrich

Pyrotite Corporation

1000 2nd Avenue, Suite 3700

Seattle, WA 98104

to IBT:

Dr. Michael D. Huddy

International Bather Technology, Inc.

510 Fourth Street North

P.O. Box 379

Watkins, MN 55389

or to such other address as the addressee may have specified in notice duly given to the sender as provided herein. Such notice, request, demand, waiver, consent, approval or other communication will be deemed to have been given as of the date so delivered or faxed, or three (3) business days after the date of deposit into the U.S. mails.

26.

 No Waiver. The failure of either party hereto to enforce at any time, or for any period of time, any provision of this Agreement shall not be construed as a waiver of such provision or of the right of such party thereafter to enforce each and every provision.

27.

Mediation. The parties agree that in the case of any disagreement, dispute or controversy between or among the parties as to any matter arising under this Agreement, they will submit the same to nonbinding mediation before a mediator selected by mutual agreement of the parties, or if they cannot so agree within thirty (30) days alter mediation is requested by any party by notice to the other parties, the mediator shall be selected at the request of any party by the then Presiding Judge of the Superior Court for King County, Washington. The parties agree not to submit any matter to arbitration hereunder until the expiration of thirty (30) days after mediation is requested as to such matter by any party giving notice of such request to the other parties hereto. The costs of the mediation shall be divided equally among the parties and paid in advance of the mediation session. Mediation shall take place in Seattle, Washington.

28.

Arbitration. In the event that any disagreement, dispute or controversy cannot be resolved by mediation as provided above, any party may demand that it be submitted to binding arbitration as follows:

a.

The demand for arbitration shall be in writing, shall be served on the other party to this Agreement in the manner prescribed herein for the giving of notices, and shall set forth the matter or matters to be arbitrated.

b.

As used herein, “Arbitrator” shall mean Gerald Shellen of Judicial Arbitration and Mediation Services in Seattle, Washington or its successor (“JAMS”) or, if he is not available therefore, Charles Burdell of JAMS or, if he is also not available, Terrence Carroll of JAMS or, if he is also not available, a member of JAMS selected by the head of JAMS. The Arbitrator shall be appointed within thirty (30) days after service of the demand for arbitration, and the Arbitrator shall determine the conduct of the arbitration proceedings, which shall be in accordance with the applicable provisions of this Agreement.

c.

In any such arbitration proceeding, each party thereto shall have full access to the relevant books and records of the other party and the power to call any employee, agent or officer of any other party for testimony and all other rights to discovery afforded under the then applicable Federal District Court Rules of Civil Procedure or rules or laws applicable to Federal District Court proceedings adopted in lieu thereof shall be applicable, all of which shall be filly enforceable by the Arbitrator or, if they fail to effect such enforcement, by any federal court.

d.

Any arbitration pursuant hereto shall be in accordance with the rules of JAMS as then in effect. The decision and award of the Arbitration shall be in writing and counterpart copies thereof shall be delivered to each of the parties. In rendering such decision and award, the Arbitrator shall not add to, subtract from or otherwise modify the provisions of this Agreement or any agreement entered into pursuant thereto.

e.

Judgment upon the award rendered by the Arbitrator may be entered in any court having jurisdiction thereof, and all parties agree that the Federal District Court for the Western District of Washington, U.S.A. shall have jurisdiction over all parties hereto. Unless waived by the parties, a full and complete record and transcript of the arbitration proceedings shall be maintained and the judgment of the Arbitrator shall be accompanied by detailed written findings of fact and conclusions of law by the Arbitrator, which findings and conclusions the Arbitrator shall be required to make. All such arbitration proceedings shall take place in Seattle, Washington.

f.

The fees and expenses of JAMS shall be shared equally by the parties, and one-half of the estimated amount of such fees and expenses (as set by JAMS), or such greater amount as may be required by JAMS, shall be paid by each party prior to the commencement of the arbitration proceeding and as a condition precedent to the right of such party to present evidence or argument in such proceeding. All other costs and expenses incurred in the arbitration by the prevailing party, including reasonable attorneys’ fees, shall be paid by the other party and the arbitration award shall award such costs and expenses to the prevailing party.

29.

Relationship of Parties. Nothing contained in this Agreement shall be deemed or construed by the parties hereto or by any third person to create the relationship of principal and agent or partnership or joint venture or of any association between any of the parties hereto other than independent contracting parties. Neither party shall be the legal agent of the other for any purpose whatsoever and therefore has no right or authority to make or underwrite any promise, warranty or representation, to execute any contract or otherwise to assume any obligation or responsibility in the name of or in behalf of the other party, except to the extent specifically authorized in writing by the other party. Neither of the parties hereto shall be bound by or liable to any third persons for any act or for any obligation or debt incurred by the other toward such third party, except to the extent specifically agreed to in writing by the party so to be bound.

30.

Choice of Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Washington, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Washington or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Washington.

31.

Severability. In the event that any provision of this Agreement shall be found in any jurisdiction to be in violation of public policy or illegal or unenforceable in law or equity, such finding shall in no event invalidate any other provision of this Agreement in that jurisdiction, and this Agreement shall be deemed amended to the minimum extent required to comply with the law of such jurisdiction.

32.

Independent Counsel. The parties hereto acknowledge and agree that they have each been represented in the negotiations and preparation of this Agreement by independent counsel of their choice, and that they have read this Agreement, have had its contents fully explained to them by such counsel, and are aware of the contents hereof and of its legal effect.

33.

Interpretation and Fair Construction of Contract. This Agreement has been reviewed and approved by each of the parties. In the event it should be determined that any provision of this Agreement is uncertain or ambiguous, the language in all parts of this Agreement shall be in all cases construed as a whole according to its fair meaning and not strictly construed for nor against any party.

34.

Due Authority. Each party executing this Agreement warrants and represents that it is presently organized and existing under the laws of the State or Province in which it was incorporated, that it is in good standing, and that it is authorized and has full authority to enter into this Agreement. Each officer of a party executing this Agreement on behalf of such party warrants and represents that he or she has full authority to do so as the free, voluntary and binding act of such party.

35.

Counterparts. This Agreement may be executed in any number of counterparts and any part hereto may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument. This Agreement shall have been executed and delivered by the parties. It shall not be necessary in making proof of this Agreement or any counterpart hereof to account for any of the other counterparts.

36.

Further Obligations. Each party shall execute all certificates, instruments and other documents and take all actions reasonably requested by tile other party to effectuate the purposes of this Agreement and to consummate and evidence the consummation of the transactions herein provided for.

37.

Assignments Binding Effect. This Agreement shall not be assignable by any party hereto, nor shall the performance of any of the duties hereunder be delegable by any party hereto, without the written consent of all the other parties. This Agreement and the rights herein granted and the obligations herein imposed shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns.

38.

Further Assurances. In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the parties will take such further action (including the execution and delivery of such further instruments and documents, including without limitation documents evidencing transfer of the Fire Retardant Technology) as any other party reasonably may request, all the sole cost and expense of the requesting party

39.

Entire Agreement. This instrument states the entire agreement reached between the parties hereto with respect to the transactions contemplated hereby and may not be amended or modified except by written instrument duly executed by the parties hereto. Any and all previous agreements and understandings between the parties regarding the subject matter hereof, whether written or oral, are superseded by this Agreement except as expressly set forth herein.

AGREEMENT EFFECTIVE THE DATE STATED ABOVE.

PYROTITE CORPORATION	INTERNATIONAL BARRIER TECHNOLOGY, INC.
By: PAUL GOODRICH	By: Michael D. Huddy
Its: President	Its: President
3/31/04	03/31/04
BARRIER TECHNOLOGY CORP.	PYROTITE COATINGS OF CANADA, INC.
By: Michael D. Huddy	By: Michael D. Huddy
Its: President	Its: President

17

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

International Barrier Technology Inc. -- SEC File No. 0-20412

(Registrant)

Date: June 8, 2004         By /s/ Michael Huddy________________________

                                  Michael Huddy, President and Director